Robert A. Riecker

Chief Financial Officer

Sears Holdings Corporation

3333 Beverly Road B5-168A

Hoffman Estates, IL 60179

(847) 286-3715

VIA EDGAR

October 5, 2018

Mr. William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sears Holdings Corporation

Form 10-K for Fiscal Year Ended February 3, 2018

Filed March 23, 2018

File No. 1-36693

Dear Mr. Thompson:

I want to thank you for your comments concerning the above-referenced document, as set forth in your letter dated September 24, 2018, and I am pleased to submit this response to the Securities and Exchange Commission (the “Commission”) on behalf of Sears Holdings Corporation (“Holdings,” “we,” “us,” “our,” or the “Company”). For convenient reference, we have prefaced each of our responses with your comment in bold and each of our responses is keyed to the numerical order of your comments. Proposed changes to future disclosures have also been highlighted in bold for your convenience.

Form 10-K for the Fiscal Year Ended February 3, 2018

Note 1 – Summary of Significant Accounting Policies

Pension Benefit Guaranty Corporation Agreement, page 64

1.	Please disclose the amount of ring-fenced assets. Refer to Rule 4-08(b) of Regulation S-X.

Response

The Company respectfully submits that the amount of ring-fenced assets is disclosed within the Wholly-owned Insurance Subsidiary and Intercompany Securities section of Note 3 – Borrowings, page 89, which states (in part):

At February 3, 2018 and January 28, 2017, respectively, the net book value of the securitized trademark rights was approximately $0.7 billion and $1.0 billion. The net book value of the securitized real estate assets was approximately $0.5 billion and $0.6 billion at February 3, 2018 and January 28, 2017, respectively.

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission October 5, 2018	Page 2

In response to the Staff’s comment, in future quarterly and annual periodic reports, beginning with our quarterly report on Form 10-Q for the third quarter ending November 3, 2018, we propose to provide the following adjusted disclosure related to the Pension Benefit Guaranty Corporation Agreement section of Note 1 – Summary of Significant Accounting Policies:

On March 18, 2016, we entered into a five-year pension plan protection and forbearance agreement (the “PPPFA”) with the Pension Benefit Guaranty Corporation (“PBGC”), pursuant to which the Company has agreed to continue to protect, or “ring-fence,” pursuant to customary covenants, the assets of certain special purpose subsidiaries (the “Relevant Subsidiaries”) holding real estate and/or intellectual property assets. At February 3, 2018 and January 28, 2017, respectively, the net book value of the securitized real estate assets held by the Relevant Subsidiaries was approximately $0.5 billion and $0.6 billion. At February 3, 2018 and January 28, 2017, respectively, the net book value of the securitized trademark rights held by the Relevant Subsidiaries was approximately $0.7 billion and $1.0 billion. Also under the agreement, the Relevant Subsidiaries granted the PBGC a springing lien on the ring-fenced assets, which lien will be triggered only by (a) failure to make required contributions to the Company’s pension plans (the “Plans”), (b) prohibited transfers of ownership interests in the Relevant Subsidiaries, (c) termination events with respect to the Plans, or (d) bankruptcy events with respect to the Company or certain of its material subsidiaries. In November 2017, the Company announced an amendment to the PPPFA which is further described below and in Note 7. Under the PPPFA, the PBGC has agreed to forbear from initiating an involuntary termination of the Plans, except upon the occurrence of specified conditions, one of which is based on the aggregate market value of the Company’s issued and outstanding stock. As of the date of this report, the Company’s stock price is such that the PBGC would be permitted to cease forbearance. The PBGC has been given notice in accordance with the terms of the PPPFA and has not communicated any intention to cease its forbearance. In November 2017, we entered into an amendment to the PPPFA which provided for the release of 138 of our properties from a ring-fence arrangement, which is further described below and in Note 7. In March 2018, we closed on the $200 million Secured Loan and the $240 million Mezzanine Loan, both as defined in Note 3, in connection with the release of 138 properties from the ring-fence arrangement with the PBGC.

Note 3 – Borrowings, page 78

2.

Please provide us with your detailed analysis of the accounting related to the February 2018 Exchange Offers of the 6.625% Senior Secured Notes and the 8% Senior Unsecured Notes. Please ensure your response addresses how you concluded whether or not the new debt contains substantially different terms and if the conversion features were substantive or not. Refer to ASC 470-50-40 and ASC 470-20-40-7 through 9 for guidance. Also, please tell us the accounting impact of the January 9, 2018 amendment related to the Second Lien Term Loan that added the common stock conversion feature.

Response

On February 15, 2018, the Company commenced the private exchange offers of the 6.625% Senior Secured Notes for 6.625% Senior Secured Convertible PIK Toggle Notes due 2019 (“New Senior Secured Notes”) and the 8% Senior Unsecured Notes for 8% Senior Unsecured Convertible PIK Toggle Notes due 2019 (“New Senior Unsecured Notes”) (together, the “Exchange Offers”). The Exchange Offers expired on March 15, 2018 and closed on March 20, 2018. The Company determined that accounting for the Exchange Offers was within the scope of ASC 470-60 Troubled Debt Restructurings by Debtors. In reaching this determination, we noted that two conditions must be met for ASC 470-60 to apply to the Exchange Offers: (1) the Company must be experiencing financial difficulties, and (2) the Company must receive a concession from the creditors. In accordance with ASC 470-60-55-8, we determined that the Company is experiencing financial difficulties based on several factors, including our reported operating losses in recent years; funding our net cash used in operating activities with cash from investing and financing activities in recent years; and that our forecasted cash flows, based on only current business capabilities, would be insufficient to service the existing notes in

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission October 5, 2018	Page 3

accordance with the contractual terms of the agreements through maturity. We determined that the note holders who participated in the Exchange Offers (the “Participating Creditors”) provided concessions to the Company by: (i) retaining the existing interest rates, which were below the then-current market rates for new debt with similar risk at the time of the Exchange Offers; (ii) providing the Company the ability to defer payment of interest by enabling interest to be paid-in-kind at the option of the Company at such interest rates; and (iii) in the case of the 6.625% Senior Secured Notes, by extending the maturity of the securities by one year. We also noted that no form of compensation was provided to the Participating Creditors, other than the conversion features discussed below.

The Company considered whether the conversion features represented compensation to the Participating Creditors for the aforementioned concessions. The New Senior Secured Notes and New Senior Unsecured Notes are optionally convertible by the holders thereof into shares of the Company’s common stock at a conversion price of $5.00 per share of common stock and $8.33 per share of common stock, respectively, and are both mandatorily convertible at the Company’s option if the volume weighted average trading price of the common stock on the NASDAQ exceeds $10.00 for a prescribed period. The average price per share of the Company’s common stock was $2.39 for the period from February 1, 2018 through March 20, 2018. Based on the conversion prices relative to the average price per share of the Company’s common stock, we determined the conversion features had insignificant value, and, therefore, the Participating Creditors provided concessions to the Company.

Therefore, we accounted for the Exchange Offers in accordance with ASC 470-60 Troubled Debt Restructurings by Debtors. In accordance with ASC 470-60-35-5, we determined the carrying value of the New Senior Secured Notes and New Senior Unsecured Notes based on the principal amount of the existing notes that were validly tendered, accepted and canceled in the Exchange Offers and a pro-rata allocation of the unamortized discount and debt issuance costs related to the existing notes at the date of the Exchange Offers. Additionally, in accordance with ASC 470-60-35-12, during the first quarter of 2018 we recognized legal fees and other direct costs incurred as expenses for the period as no gain on the restructuring was recognized.

We also considered ASC 470-50-40, noting that paragraph 470-50-40-10(b) refers to paragraphs 470-20-40-7 through 40-9, and noted that ASC 470-50-15-3(b) indicates such accounting guidance does not apply to extinguishments of debt through a troubled debt restructuring.

In connection with the closing of the Exchange Offers on March 20, 2018, the Company entered into an amendment to its Second Lien Credit Agreement (the “March 2018 Amendment”) which provides the Company with the option to pay interest in kind and also provides that the Company’s obligation under the Second Lien Term Loan is convertible into common stock of the Company, on the same conversion terms as the New Senior Secured Notes. For the same reasons as described above, the Company determined that the accounting for the March 2018 Amendment was within the scope of ASC 470-60 Troubled Debt Restructurings by Debtors and that the conversion feature related to the Second Lien Credit Agreement had insignificant value. Additionally, on January 9, 2018, the Company entered into an amendment to its Second Lien Credit Agreement that was unrelated to the March 2018 Amendment and did not have an accounting impact.

As the aforementioned Exchange Offers commenced and were completed after our fiscal year ended February 3, 2018, and the March 2018 Amendment was completed after our fiscal year ended February 3, 2018, the Company included disclosures of these subsequent events in our annual report on Form 10-K for the fiscal year ended February 3, 2018.

* * * * * * * * *

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (847) 286-3715.

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission October 5, 2018	Page 4

Sincerely,

/s/ Robert A. Riecker
Robert A. Riecker
Chief Financial Officer

cc:	Mr. Edward S. Lampert

Chairman of the Board of Directors and Chief Executive Officer

Sears Holdings Corporation

Mr. Luke Valentino

Divisional Vice President, Deputy General Counsel and Corporate Secretary

Sears Holdings Corporation